Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

10 February 2003 03007428

SUPPL

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
10 February 2003	Announcement to Australian Stock Exchange Shareholder Letter

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dw 3/18

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

10 February 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Four (4) pages

Dear Sir

Re: Stock Exchange Announcement
Shareholder Letter

In accordance with Listing Rule 3.17, enclosed is a letter to be sent to all shareholders.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

10 February 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

www.lendlease.com

c/- ASX Perpetual
Registrars Limited
Level 8
580 George Street
Sydney NSW 2000

Telephone
61 2 8280 7123
Facsimile
61 2 9261 8489

Dear Shareholder

Changes to the Rules of the Share Purchase Plan (Australian and New Zealand Shareholders only)

The Share Accumulation Plan (SAP), comprising the Dividend Reinvestment Plan (DRP), Share Election Plan (SEP) and Share Purchase Plan (SPP), allows shareholders (with 100 shares or more) in Australia and New Zealand to acquire additional shares in Lend Lease without incurring any transaction costs. Shareholders are able to reinvest their dividends to acquire more Lend Lease shares through the DRP and/or SEP. Currently, shareholders may subscribe for between $500 and $1,500 of Lend Lease shares under the SPP.

The parameters of the SPP are governed by Australian Securities and Investments Commission (ASIC) policies. The ASIC has amended its policy on SPPs, in particular:

1. the limit for shares that can be subscribed under a SPP for a consecutive 12 month period has been increased from $3,000 to $5,000 for each eligible participant; and
2. if a trustee or nominee is the registered holder of the shares on behalf of another person (a "beneficiary"), the beneficiary is taken to be the owner of those shares.

Accordingly, we are pleased to announce two minor changes to the rules of the Lend Lease SPP:

1. the limit for each eligible shareholder has increased from $1,500 to $2,500 for any 6 month period (commencing with the 2003 interim dividend - refer below) to reflect the ASIC's new annual limit of $5,000; and
2. the ASIC's "beneficiary" policy (point 2 above) has been adopted.

In accordance with the rules of the SAP, these changes will take effect 14 days after the date of this letter.

Half Year Results

Below are the key dates in relation to the release of our 2002/03 half-year results:

20 February 2003	Announcement of half year results
27 February 2003	Share price quoted ex-dividend
5 March 2003	Record date for interim dividend
19 March 2003	Interim dividend paid

Annual Reports and Major Announcements

You may not be aware that Lend Lease has been producing electronic Annual Reports for the last few years. If you have access to the internet, these are available for downloading via our website (**www.lendlease.com**). As an additional service for shareholders with access to the internet, we can notify you by email of major public announcements (including the release of our Annual Report) lodged with the Australian Stock Exchange.

Should you wish to take advantage of the email notification service or to elect to discontinue receiving the paper version of the Annual Report, please complete the enclosed form and send it back in the reply paid envelope. Please be assured that your email address will only be used for the purposes outlined above.

Alternatively, you can visit the website of our share registry, ASX Perpetual Registrars Limited (www.asxperpetual.com.au) and change your election on-line or access your shareholding records. To access your records on-line, you will need to enter the following information:

- your Shareholder Reference Number (SRN) or Holder Identification Number (HIN) - can be found on your last dividend notice;
- your surname or company name; and
- your postcode (or country code for shareholders outside Australia).

If you would like further information in relation to the above or any other matter regarding your shareholding, you may call Lend Lease Shareholder Services on 1800 230 300 (within Australia) or 61 2 8280 7123 (outside Australia) between 8.30 am and 5.30 pm (Sydney time) on business days.

Yours sincerely

S. Sharpe

S J Sharpe
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3493

Lend Lease CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
C/-ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW 2000
Locked Bag A14, Sydney South, NSW, 1232
Toll Free: 1800 230 300
Facsimile: 02) 9261 8489
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

X9999999999

A ANNUAL REPORT ELECTION AND EMAIL NOTIFICATION SERVICE

The Company's full Annual Report (comprising the Annual Review/Concise Annual Report and Financial Report) is available on-line at our website noted below. As part of our aim to continually improve shareholder services, we are pleased to announce that internet-capable shareholders can now elect to do away with hard copies of these documents altogether and instead can ask to be notified by email as soon as the Annual Report is available on-line.

The benefits to shareholders are in the potential cost savings and the faster delivery of information. The benefits for our environment are also substantial. **If you are happy with your current choice you don't need to do anything** and you will continue to receive a hard copy of the Concise Annual Report unless you have specifically requested to be sent the full Annual Report or no Annual Report at all.

We are also pleased to announce an additional service for internet-capable shareholders - email notification of major public announcements lodged by the Company with the Australian Stock Exchange. Simply elect to receive notification of these announcements and you will be informed when your company makes public announcements regarding the Company and its business activities.

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Our privacy policy is available on our website (www.asxperpetual.com.au).

WEBSITE: www.lendlease.com

B ELECTION REQUEST

PLEASE COMPLETE THIS FORM IN BLACK INK USING CAPITAL LETTERS. PHOTOCOPIES WILL NOT BE ACCEPTED.

Please indicate your choice by marking **one** *of the boxes below with a 'X':*

☐ Please do not send me an Annual Report.

☐ Please do not send me an Annual Report but advise me by email when the Annual Report is available on-line at the email address below. Please also notify me by email of major public announcements lodged by the Company with the Australian Stock Exchange.

☐ Please do not send me an Annual Report but advise me by email when the Annual Report is available on-line at the email address below. DO NOT notify me by email of major public announcements lodged by the Company with the Australian Stock Exchange.

EMAIL ADDRESS

Alternatively, visit our Share Registrar's website at www.asxperpetual.com.au and, by entering your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), your surname/company name and postcode, you can directly access your shareholder records and change your own election on-line. Please be assured that your email address will only be used for the purposes outlined above. **If you do not return this form before the next report mailing, your previous election regarding annual reports will be retained.**